Exhibit 99.2

Date:	April 4, 2011

To: From: Re:	All eligible employees Broady Hodder Proposed Option for RSU Exchange Offer
On February 7, 2011 we sent you an email announcing that Clearwire intends to make a one-time voluntary offer to allow eligible employees to exchange certain underwater stock options for new restricted stock units (the “Exchange Offer”). In connection with the Exchange Offer, Securities and Exchange Commission (“SEC”) rules require us to file an Information Statement and a Tender Offer Statement and related documents. We are pleased to advise you that we filed the Information Statement today and currently expect to file the tender offer materials and launch the tender offer on or about Monday, May 9, 2011.
All eligible employees will receive an email notification once we launch the Exchange Offer that will contain more information about the specific terms of the Exchange Offer and how to participate. Below you will find a basic outline of the Exchange Offer. If you would like to learn more about the Exchange Offer prior to its formal launch on May 9, 2011, please read the Information Statement filed with the SEC today. You may also refer to the Frequently Asked Questions (“FAQ”) previously sent to you, which is also attached as an exhibit to a Form 8-K filed with the SEC on February 7, 2011. Both the Information Statement and the Form 8-K are available on the SEC’s website at www.sec.gov and on the company’s website at the “SEC Filings” tab on the “Investor Relations” page at www.clearwire.com.
Eligibility
All U.S employees who hold options with an exercise price of $7.00 or above and who remain employees of Clearwire through the date of grant of the RSUs (which will be the next business day following the expiration date of the Exchange Offer) are eligible to participate in the Exchange Offer. Members of our Board of Directors and former employees of Clearwire will not participate. Consistent with our compensation policies and practices, non-U.S. employees of Clearwire will not be eligible to participate.
Exchange Details
The number of RSUs you will receive for your exchanged options is based on an exchange ratio. We determined the exchange ratios to provide for the grant of RSUs that would have a value comparable to the value of your exchanged options. The table below sets forth the exchange ratios to be used based on the exercise price of your eligible options:

Exercise Price	Exchange Ratio	Example
$7.00 — $10.99	1.75-to-1	1,000 outstanding options would be exchanged for 571 RSUs
$11.00 — $16.99	2.5-to-1	1,000 outstanding options would be exchanged for 400 RSUs
$17.00 and up	3-to-1	1,000 outstanding options would be exchanged for 333 RSUs
The number of RSUs that will be granted in exchange for each eligible option will be determined by applying an exchange ratio applicable to that option. The exchanged options will be cancelled upon the expiration of the Exchange Offer, and the new RSUs will be granted on the following business day.
Vesting Period
The new RSUs will be subject to a new vesting schedule, even if the options exchanged are currently fully vested. The vesting schedule for the new RSUs will depend on what portion of the exchanged option is vested as of the commencement of the proposed Exchange Offer (see chart below). The new RSUs will be granted on completion of the Exchange Offer; however, the vest start date is expected to be March 1, 2011.

If the options exchanged are:	The new RSU vest schedule is:
100% vested	2 years — 50% annually
75% vested	3 years — 33.3% annually
0% — 50% vested	4 years — 25% annually
At this time, there is nothing you need to do. Additional details about the proposed Exchange Offer will be included in the tender offer documents relating to the Exchange Offer. In the meantime, we wanted you to have a heads up so you’ll be prepared to review the details of the Exchange Offer when we file the tender offer documents.
Best Regards,
Broady
The proposed Exchange Offer has not yet commenced, and Clearwire may still decide not to implement the Exchange Offer. Clearwire will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Offer. Eligible participants in the Exchange Offer should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Offer. Clearwire stockholders and option holders will be able to obtain these written materials and other documents filed by Clearwire with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Clearwire with the SEC on the company’s website at the “SEC Filings” tab on the “Investor Relations” page at www.clearwire.com.